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                             April 20, 2022

       Dominic Wells
       Chief Executive Officer
       Onfolio Holdings, Inc.
       Executive Centre Taipei, Level 4
       Neihu New Century Building No, No. 55, Zhouzi St
       Neihu District, Taipei City, 114, Taiwan

                                                        Re: Onfolio Holdings,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed April 7, 2022
                                                            File No. 333-264191

       Dear Mr. Wells:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 17, 2022 letter

       Registration Statement on Form S-1

       Cover Page

   1. We note your response to prior comment 1 and your statements throughout the prospectus that you do not have a
principal executive office. Please revise the cover page to provide the address and phone
number of your principal executive offices as required by the form and to facilitate
compliance with Securities Exchange Act Rules 14a-8 and 14d-3(a)(2)(i).
 Dominic Wells
FirstName   LastNameDominic Wells
Onfolio Holdings,  Inc.
Comapany
April       NameOnfolio Holdings, Inc.
       20, 2022
April 220, 2022 Page 2
Page
FirstName LastName
Provisions in our certificate of incorporation and bylaws, page 43

2. We note your response to prior comment 6 and prior comment 18. To the extent true, please revise paragraph four of your risk factor to clarify that your state exclusive forum provision does not apply to actions arising under the Securities Act or Exchange Act and make corresponding revisions to Section 7.06 of your bylaws. Management's Discussion and Analysis of Financial Condition and Results of Operations
Components of Results of Operations, page 50

3. We note that Cost of Revenue on page 50 only pertains to product revenues and that your
         Cost of Revenue has increased from $14,008 to $1,073,509 and from 2% to 59% of sales from 2020 to 2021. We also note on page 52 that you incurred larger costs associated with growth in service revenue. Please expand the discussion to include a detailed description of the costs of revenues related to service revenues, including the types of costs allocated to your service revenues. Refer to Item 303 of Regulation S-K to describe any significant components of cost of revenues expenses that would be material to an understanding of your results of operations. Please revise the financial statements and
         MD&A narrative accordingly.
Results of Operations, page 51

4. Please expand the discussion of revenues and costs of revenues to address any known trends or uncertainties that have had or that are reasonably likely to have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations, pursuant to Item 303 of Regulation S-K. Please separately discuss changes in revenues due to changes in price and volume from period to period. Financial Statements
Note 1 - Nature of Business and Organization, page F-7

5. Refer to your response to previous comment 10. Please expand the disclosure to clarify that the full results of Onfolio LLC since its creation are included in the historical financial statements pursuant to ASC 805-50-45 and the transaction is recorded as though the transaction occurred at the beginning of 2020, the period of the transaction, pursuant to ASC 805-50-45-4.
 Dominic Wells
FirstName   LastNameDominic Wells
Onfolio Holdings,  Inc.
Comapany
April       NameOnfolio Holdings, Inc.
       20, 2022
April 320, 2022 Page 3
Page
FirstName LastName
Investment in Unconsolidated Entities - Equity and Cost Method Investments, page F-7

6. We note the revised disclosure on page 75. Please clarify in your policy disclosure how the value of the investments in the joint ventures were determined at the time of acquisition.
Note 2 - Summary of Significant Accounting Policies
Variable Interest Entities, page F-7

7. Refer to your response to comment 15. Please expand the disclosure on page F-7 to include the proposed disclosure in your response regarding the detailed description of the characteristics of the joint ventures that preclude VIE accounting treatment.
Note 10 - Subsequent Events, page F-16

8. Please expand the disclosure of stock options awarded subsequent to year end to disclose the amount of expense for the shares that vest immediately and the grant date fair value for 236,000 and 110,000 option grants.
9. Please revise the disclosure to include disclosure of the additional 4,000 Series A
         Preferred Stock issued on March 28, 2022, including the per share issuance price, aggregate proceeds and whether the terms are identical to the outstanding Series A
         Preferred Stock.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Claire DeLabar, Senior Staff Accountant, at 202-551-3349 or Robert
Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff
Attorney, at 202-344-5791 or Jeff Kauten, Staff Attorney, at 202-551-3447 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      David M. Bovi